UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the month of: July 2019

Commission File Number 333-183376

Xtra-Gold Resources Corp.
(Translation of registrant’s name into English)

Monte Carlo #7, Bayview Drive, Paradise Island, Nassau, Bahamas
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    [X]                      Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

EXPLANATORY NOTE

On July 31, 2019, Xtra-Gold Resources Corp. (the “Company”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents:

•	Management’s discussion and analysis of financial conditions and results of operations for the year ended December 31, 2018 - Amended; and

•	Management’s discussion and analysis of financial conditions and results of operations for the three months ended March 31, 2019 - Amended.

SUBMITTED HEREWITH

Exhibit	Description of Exhibit

99.1	Management’s discussion and analysis of financial conditions and results of operations for the year ended December 31, 2018 - Amended; and

99.2	Management’s discussion and analysis of financial conditions and results of operations for the three months ended March 31, 2019 - Amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 31, 2019	XTRA-GOLD RESOURCES CORP.
(Registrant)

By:	/s/ James Longshore
James Longshore,
Chief Executive Officer